Exhibit 99.2

PRESS RELEASE

SILVERCORP METALS INC.

NEW ISSUE

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES

 OR DISSEMINATION IN THE UNITED STATES.

Silvercorp Metals Inc. (“Silvercorp” or the “Company”) has today entered into an agreement with a syndicate of underwriters led by Raymond James Ltd. and including Salman Partners Inc., Cormark Securities Inc., and Genuity Capital Markets under which the underwriters have agreed to buy from Silvercorp 10 million common shares at an issue price of $3.10 per common share (the “Offering”) for gross proceeds of $31 million.

The underwriters will have an over-allotment option, exercisable at any time prior to 30 days after the closing date, to acquire up to an additional number of common shares equal to 15% of the number of common shares sold pursuant to the Offering, at the issue price.  The Company expects to file a short form prospectus with the securities regulatory authorities to qualify the common shares for distribution.

The net proceeds from the Offering will be used for potential acquisitions, development, and general corporate purposes, the allocation of which will be at the Company's discretion. The Company has no definitive acquisition plans at this time.  Closing of the Offering is expected to occur on or about March 11, 2009 and is subject to certain customary terms and conditions, including normal regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE Alternext.

The Offering is being made in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Contact Name:

Mr. Rui Feng, Chairman and CEO

Contact Number:

604-669-9397

This press release contains forward-looking statements regarding the Company and its offering arrangements, including its expectations that the offering will be successfully completed consistent with the terms outlined above.  Actual results and developments may differ materially from those contemplated by these statements depending on, among others, such key factors as market conditions, global political uncertainties, investor demand and the timing and final terms of such offering.  The Company disclaims any or obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.